NABORS RED LION LIMITED

Crown House

4 Par-La-Ville Road

Second Floor

Hamilton, HM08

Bermuda

(441) 292-1510

February 13, 2015

Via EDGAR and Hand Delivery
H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Nabors Red Lion Limited
Registration Statement on Form S-4
File No. 333-199004

Dear Mr. Schwall:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Nabors Red Lion Limited (the “Company”) respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on February 13, 2015, or as soon as practicable thereafter.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

•                  the Company may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Charles J. Conroy at (212) 530-5671 or Scott W. Golenbock at (212) 530-5181.

Sincerely,

/s/ Mark D. Andrews
Mark D. Andrews
Director

cc:                                Laura W. Doerre, Nabors Corporate Services, Inc.

Theodore R. Moore, C&J Energy Services, Inc.

Jeffery B. Floyd, Vinson & Elkins L.L.P.

Stephen M. Gill, Vinson & Elkins L.L.P.

Charles J. Conroy, Milbank, Tweed, Hadley & McCloy LLP

Scott W. Golenbock, Milbank, Tweed, Hadley & McCloy LLP